# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NNN REIT, INC., CIK 0000751364
CUSIP: 637417106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 450 S Orange Ave., SUITE 900, Orlando, Florida (FL), 32801
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001040188

## Reporting persons
- Victory Capital Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 9,568,756; shared voting power 0; sole dispositive power 9,754,456; shared dispositive power 0; aggregate amount beneficially owned 9,754,456 (5.17% of the class)

## Item 1. Issuer
Name of issuer: NNN REIT, INC.
Address of issuer's principal executive offices: 450 S Orange Ave Suite 900 Orlando, FL 32801

## Item 2. Person Filing
Name of person filing: Victory Capital Management, Inc.
Address of principal business office or, if none, residence:
15935 La Cantera Pkwy
San Antonio, TX 78256
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 9,754,456
Percent of class: 5.17
Sole power to vote or to direct the vote: 9,568,756
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 9,754,456
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Victory Capital Management, Inc. is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Victory Capital Management, Inc.: Sean Fox, Chief Compliance Officer (10/28/2025)